                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                               Amendment No. Two

                 General Form for Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                          GLOBAL BROADCAST GROUP, INC.
                 (Name of Small Business Issuer in its charter)

            Delaware                                      02-0563302
  (State or other jurisdiction of                   (IRS Employer ID Number)
   incorporation or jurisdiction)

         5770 Roosevelt Boulevard, Suite 510, Clearwater, Florida 33760
                    (Address of principal executive offices)

                    Issuer's telephone number: (727) 533-8300

Securities to be registered under Section 12(g) of the Act:

         Title of each class: Common stock, $.001 par value

         Name of each exchange on which registered:  Not applicable

                             INTRODUCTORY STATEMENT

Global Broadcast Group, Inc. ("GBG") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that
GBG intends to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin
Board, a company now must be a reporting company under the Securities Act of
1934.

This registration statement, including the information that may be incorporated by reference, contains forward-looking statements including, among other items, statements regarding the Company's business and growth strategies and anticipated trends in GBG's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond GBG's control. Actual results could differ materially from these forward-looking statements as a result of factors including, among others, regulatory or economic influences. The Company's common stock is a penny stock pursuant to Section 15g(2) of the Exchange Act. Prior to effecting a transaction in a penny stock for or with the account of a customer, the broker must provide the customer with a penny stock disclosure document and must receive written acknowledgment of receipt of that disclosure document by the customer pursuant to Exchange Act Rule 15g-2. The broker must also provide the customer with various disclosures required under Exchange Act Rule 15g-3, 15g-4, 15g-5 and
15g-6. 15g-3 requires disclosure of bid and offer prices in transactions by broker dealers. 15g-4 requires brokers or dealers to disclose to customers aggregate compensation to be received for the transaction. 15g-5 requires a broker or dealer to disclose aggregate compensation received by any associated person of the broker or dealer in a penny stock transaction. 15g-6 requires that disclosure as to the last trading day of the period to which the statement relates setting forth price information, the number of shares and market value of shares held in the customers account. Brokers and dealers must know their customer to evaluate the suitability of such customer to participate in a penny stock transaction. Factors to be considered are net worth, investment experience and investment objectives.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

We are a development stage company and, based upon not generating any revenues from operations, have a going concern opinion. We have developed an innovative advertising and informational platform that incorporates satellite and
Internet-based technology. The platform, which is readily available, enables advertisers and businesses to promote their products and services on television sets and electronic displays in retail stores, hotels, offices, high traffic areas and other facilities. Programming will consist of short format full motion video such as music videos, video ads and short infomercials which usually take two days to produce. Animated graphics will be used for headline news, sports and both national and local weather. All programming and content is designed to entertain, inform and educate consumers, employees, and students. The term
"readily available" refers to off-the-shelf hardware and software. We have not yet begun offering these services.

The use of our technology enables businesses to inexpensively install an in house TV network with features similar to the recently inaugurated Wal-Mart TV
Network being used by Wal-Mart. Our platform incorporates proprietary and state of the art Internet-based software allowing an advertiser or business the ability to manage its content (either video or graphics) and to deliver custom programs to specific television sets/electronic displays. This feature also enables a business to run different programming on various television sets
/electronic displays within the same facility, simultaneously.

This technology can be used in many industries. In the business and corporate world, our platform can be used for "one-way" video presentations and training.
In the educational field, our platform is suitable for the distant learning of any subject.

Retail stores can use our technology to send custom programming or advertisements to specific retail locations that in some cases will feature point-of-sale (POS) television sets or electronic displays running infomercial type videos to sell merchandise. These programs would also feature informative advertisements for in store products or services. All programming can be managed from the central headquarters location of our client company. No local employees are needed to interact with the system, regardless of the number of TV sets or displays.

Although we have not yet commenced operations, we intend to produce infomercials and commercials and place them on broadcast, cable, and dish TV. We intent to market products as a traditional home shopping company. The distinction will be that we intend to enter into joint venture agreements with inventors and owners of specific products in various industries including, but not limited to, health and home medical products, sports products, housewares and electronics. In the home medical products arena, we will focus on bringing innovative home products that will allow us to deliver virtually everything a patient needs to heal an injury, ease pain and maximize quality of life.

Industry Background

Retail Chains and Large Retail Stores. The retail industry can be divided into segments, e.g.; department stores, food, health, electronics, auto dealers and fast food. Sales in this industry are in the hundreds of billions of dollars in the United States alone. Some segments, alone, exceed 100 billion dollars in sales. Many of these companies spend millions of dollars on cable and satellite
TV to advertise their products and services. We intend to sell to these companies for the private cable industry. For example, a pizza chain could advertise in hotels throughout the U.S. with their normal TV advertisement, but the local telephone number, the one closest to the specific hotel, will be displayed.

Currently, the membership and club warehouse format retailers such as Sam's Club and BJ's Wholesale Club are the biggest users of in-store infomercials. These retailers feature several TVs per store running continuous loop video programming promoting the benefits of a product or service. Local employees are required to place videotapes into TV sets, initially and when changes are made.
Wal-Mart has also recently embraced a live satellite feed known as the Wal-Mart
TV Network.

GBG intends to work with patent attorneys and others in order to produce and distribute products to market. GBG intends to own outright or joint venture with inventors and other product owners in order to maximize revenues. Patent attorneys specifically assist in protecting intellectual property by applying for and obtaining patents on various products or processes.

Cable TV Systems. This industry consists of different types of cable services such as Cable TV to the home and private systems for the hospitality and health care industries.  We intend to concentrate on cable TV as differentiated from broadcast TV. The segment of the industry where we will concentrate our efforts is the private cable industry and more specifically the hospitality (hotel) and hospital (patient rooms and patient areas) segment. Our company will market its services to these hotels and hospitals and our programming will be tailored to be site-specific, utilizing "forward and store" technology.

Most TV programming that is sent by satellite is sent on a real-time basis, similar to a major network's operation or as a syndicated show which is sent by satellite and recorded by local TV stations for play in the future. It is standard in the industry for local TV stations to store this on reusable videotape. Our programming will be sent in a digitized (compressed) state and will reside on a computer's hard drive. The computer will play the material at the designated time. The digitized images will be sent in the middle of the night, when satellite time is the most economical. Since the images are compressed, the time needed to send the material is shortened, depending on the amount of compression. The technology gets better and better, but we intend to be able to send 24 hours of programming in 4 hours. Therefore, we send it
"forward" of use and it is "stored" on a specific computer until it is played.

Educational and Corporate Business. This category encompasses schools, learning centers and corporations. Distant learning and other off-site training and education are a cost-effective use of our technology. Revenues are generated through tuition, government grants, and corporate clients. Once the material to be learned is sent to the "off-site location" computer by satellite, the material resides in that computer and may be recalled at any time and for any number of students or employees. The material may also be updated easily at any time, thereby keeping all information current.

Demand for Affordable Advertising and Marketing Solutions

Consumers seeking relevant information, as well as local businesses interested in advertising to targeted consumers currently lack effective and affordable advertising solutions. Similarly, traditional advertising methods oftentimes do not offer a cost-effective means for acquiring potential customers. Traditional television and radio advertising is cost prohibitive for most small businesses.
Merchants need cost-effective strategies to reach local consumers and to convert these people into purchasers. We believe that this advertising is often most effective at the point of sale location.

Businesses are seeking cost-effective means to target advertising and other information based on demographic characteristics, specific interests and geographic location. Our unique solution and remote management capabilities mean that businesses can receive immediate feedback on their marketing efforts and refine advertising campaigns on an almost real-time basis. Businesses are also seeking ways to train and inform their employees that are located in remote locations.  For example, when an ad is seen on a hotel TV screen and the guest orders with the local phone number, immediate feedback is given. For point-of-purchase uses, as in a retail store, the effectiveness of the ad campaign is immediately known. The advertiser can alter his ad or price via email and it will be sent to the resident computer.

Retailers are seeking new and innovative ways to sell more merchandise. We believe merchants will increase product sales by utilizing our innovative electronic displays to showcase in store products via short format infomercials
POS locations. Products that are traditionally sold using
infomercials could utilize our in store television sets/electronic displays to further their sales in retail stores. Other products, which don't typically use infomercials to sell, could use our television sets/electronic displays in retail stores to boost sales. For example, a health food store would promote the use of certain vitamins to stay young and healthy using our short format infomercial playing on an in store display. The manufacturer (or the store)
using the Internet with password security can update these infomercials from their home office without using any local personnel.

Wal-Mart has recently installed the Wal-Mart TV network in each of their locations. This satellite-based network is used for employee training and also in-store promotion and entertainment. Wal-Mart is recognized as an innovator and early adopter of technology. We expect that other retail chains will want to implement a similar solution. GBG presents a cost-effective, no personnel solution for those chains as well as other businesses.

Competition

Retail and Corporate Network TV. The competitors serving these markets are fragmented and diverse in their scope of business. In the case of the retail chain store market, if a similar solution is being utilized, it typically involves the use of a videocassette being run on a continuous loop basis, whereas, our satellite and Internet controlled solution improves the quality, effectiveness, and flexibility of the advertisement.

It is common in the industry for retail stores, the hospitality industry, and hospitals to use TVs with built in VHS playback decks for economic reasons. The standard VHS tapes used are similar to those found in homes. In a business, the store management would prefer not to have personnel rewind the tapes manually.
Therefore, a continuous loop tape is used. The tapes must be shipped to the location, as must the TV set with playback deck. Once the tape is inserted into the playback unit on the TV set, it will play until stopped or it breaks from continuous use. Our system places the information on a computer's hard-drive and the program is played continuously. If the program contains numerous bits of information or ads, the computer can be updated or redirected from a remote location to maintain or alter the program by satellite transmission.

Hospitality. There are a number of companies that provide cable television services and in- room video entertainment to the hospitality or lodging industry. The two largest providers in the United States are On Command(R)and
LodgeNet(R)Entertainment Corporation. There are also a number of other companies that are developing ways to use their existing infrastructure to provide in-room entertainment or information services to the hospitality industry, including cable companies (including wireless cable), telecommunications companies,
Internet and high speed connectivity companies, and direct broadcast satellite companies. Some of these companies have been providing guest programming services to hotels and are beginning to provide video on demand, Internet and high speed connectivity to hotels.

High Traffic Locations. GBG competes in these markets with other outdoor advertising operations as well as other media, including broadcast and cable television, radio, print and direct mail marketers. In addition, we also compete with a wide variety of "out-of-home" media, including advertising in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, as well as on taxis, trains, buses and subways. Advertisers compare the effectiveness of relative costs of available media and cost-per-thousand impressions, particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, we will rely on our low cost per-thousand impressions and our ability to reach a broad segment of the population in a specific market or to target a particular geographic area or population with a particular set of demographic characteristics within that market.

Cable Television. There are a variety of closed circuit programs being aired over cable systems. Generally these programs originate at the cable or hotel's head end and use a VCR and tapes. This system is costly, labor intensive, and allows no flexibility for advertisers. There are a few other companies using video file servers being downloaded via a high speed Internet connection. Most, if not all, of these programs are not customized on a per site basis. These methods cannot deliver real-time information such as news, weather, and daily advertisement changes. Some cable companies broadcast a streaming community channel, but, again, they cannot be customized.

Governmental Regulation

We will use a third party FCC licensed facility to broadcast via satellite all programming (content) which will be subject to the jurisdiction U.S. Federal
Communications Commission, which in posses certain restrictions on telecommunications providers. There are numerous "uplink" companies that can and will supply this service to us once we determine who our clients are and to what geographical areas they want their content sent. Satellite can transmit to anywhere in the world. By using a .9 meter (approx. 32") receiving antenna, in most cases, we will not be required to file for a permit. This may vary due to local and state regulations. All on-site installations will be done by licensed and insured low-voltage wiring contractors. The Company will use a licensed service called an uplink to transmit data. The receiver end uses a 12"
dish, similar to a DirecTV home unit that, as generally accepted in the industry, does not require licenses or permits of any kind. There are many uplink facilities available and the selection will depend on our end user.
Uplink services purchase bulk time on specific satellites and the selection of satellite depends on the locations of the end-user as satellites have specific ranges. Since we currently use a 12" satellite dish, no permits are required and we do not fall under FCC regulations.

The Global Broadcast Group Solution

Our technology will utilize IP Multicast Satellite Transmission to transmit content in a "forward and store" format.  Specifically, this refers to the use of compression technology to be able to send, for example, 24 hours of programs in 4 hours. The information would be stored on a hard drive and played at a designated time. Some significant features of this technology are the management of content/ads via the Internet and satellite transmission to all receiving sites. Forward and store enables us to send multiple files consisting of full motion video and graphics using minimal satellite space and time. The remote site-receiving computer then stores the content and it is ready to broadcast at its scheduled time.

Our remote management software, Info Manage(TM)will enable an authorized user access to the control system through an Internet connection where he is able to update, change and schedule new content for one or more displays. Once his changes are accepted by the system, the new programming will be up linked to a communications satellite, and transmitted simultaneously to multiple display locations whereby the programming will be displayed on television sets/electronic displays only at locations specified by the user.

Our content (programming) will include information from The Weather Channel,
CNN, and ESPN, (or similar companies) and the Global Music Network. These programmers, with the exception of Global Music, an affiliated company, are national broadcasters. They do not deliver customized programming to each site.
We have no agreements in place at this time to use third party satellite but these companies make such information available for this very purpose. Satellite services will be procured once a client is identified along with the area in which the client wants to distribute his message. Some cable companies do local ad-insertion on channels such as CNN and ESPN, where they are allowed a few minutes per hour. This ad insertion is accomplished with pre-produced ads/content and a beta tape or downloaded to a video file server. The smaller franchise and private cable companies do not have the equipment to do ad insertion, due to the prohibitive cost of the equipment. Our system will provide the ad insertion capability, making the service even more valuable to clients.

GBG believes that its strong emphasis on sales and customer service and its position as a provider of innovative advertising services in each of its markets will enable it to compete effectively with its competition.

Technology and Systems

Hardware installations will vary as a function of the desired services and components. The basic equipment of most installations will consist of off the shelf components including television sets/electronic displays, servers, a satellite receiver card and a satellite dish. The InFo Manage software patent which we can use is owned by an unaffiliated company. We do not have a license to use the Info Manage software. We intend to file patent protection for any intellectual property that we own. To date, we have not spent any funds on technology development.

Strategy

GBG will focus on strategic acquisitions of companies synergistic with its business, as well as product sales on TV, and in retail chains and hotels.

Capitalize on First To Market Advantage. GBG will be the first to market new products and will retain a financial interest in such products. The products referred to are those patented by investors who have agreed to allow us to market their products on a joint venture or profit sharing basis.

Expand Merchandising Opportunities for Retailers. We plan to aggressively pursue retail chains offering a cost-effective satellite-based in-house network TV solution designed to drive merchandise sales through in-store point of sale advertisements and enable better communications with employees. We will also target retailers that receive co-op advertisement dollars to promote certain merchandise.

Joint Ventures and Strategic Relationships. GBG will out source, joint venture, co-brand, and form alliances with partners that drive further revenue, compliment our services or reduce our expenses. We expect to enter into joint ventures with advertising partners including traditional advertising agencies and media buyers in order to take advantage of their existing sales force. To date, we have not entered into any negotiations whereby there exists a greater probability than not that a transactions will be consummated.

Revenue Sharing with High Traffic Facilities. In order to rapidly penetrate markets and place as many television sets/electronic displays as possible in high traffic locations, we will enter into revenue-sharing relationships with strategic partners. These partners will own or manage facilities such as airports, stadiums, and malls.

Our Potential Profit Centers

Although we have not realized any profits from operations, we intend to focus selling efforts on TV, retail chains and the hospitality industry. Retail stores can use our technology to send custom programming or advertisements to specific retail locations that in some cases will feature POS displays utilizing our technology to sell merchandise. These programs would oftentimes be informative advertisements for in store products or services. For example, a chain of health food stores could have an in store television or display monitor that would broadcast a short format infomercial regarding certain vitamins, that are sold within the store, that would help one stay younger looking. This would drive additional sales of such products beyond what normally could be sold without our system installed.

We intend to charge clients a monthly fee for satellite transmission services and will either lease or sell the satellite receiving equipment to the client. The client may hire our production team to produce their programming/content. The client may choose to pay a monthly subscription fee for the use of our produced content/programming (music videos, news, weather, sports, etc.)

Retail and Corporate Network TV. We have targeted medium to large corporations and retail chains as likely users of our Network TV system. Our technology will allow a business to inexpensively install an in house TV network with features similar to the recently installed Wal-Mart TV Network being used by Wal-Mart.
Unlike their network, our platform incorporates proprietary and state of the art
Internet-based software allowing an advertiser or business the ability to manage its content (either video or graphics) and to deliver custom programs to specific display monitors or televisions. This feature also enables a business to run different programming on various display monitors within the same facility simultaneously.

Hospitality. The hospitality industry will use our technology to deliver customized advertising regarding local and national products or services to hotel guests. Our technology will allow advertisers to manage the content broadcast to the monitors on a near real time basis. The hotel will also be able to use the same system to offer video teleconferencing services to its customers. Revenue will be generated from an advertised based program produced by us called CityView TV. An advertising agent or media buyer will purchase the rights to place advertising spots on CityView TV that will be broadcast 24x7 to the hotel guest's "in-room television." There will be a monthly fee paid by the hotel for the use of the network and receiving equipment.

Broadcast Production

We intend to utilize internal production facilities and staff to perform the full range of activities required to develop, create and broadcast commercials and electronic display advertising consisting of full motion video and graphics.
We are currently housed in the same building with Key Frame, Inc., which owns facilities required to develop, create and broadcast commercials. Key Frame is fully staffed and operated by one of the Company's directors, Mr. Michael Rocha.
Key Frame will provide these facilities for the Company's use. In some situations, we may hire subcontractors to perform varying degrees of our production. This production work includes creating the advertising copy, design and layouts, filming the required footage, and recording any needed voice-over.

International Operations

GBG presently does not have any international operations. However, due to the nature of our business and the possibility that our customers may have international operations, it is possible that we will have international operations in the future.

Employees

We have two full-time employees as of the date of this Registration Statement, but we have identified additional employees who will be added on an as-needed basis on completion of funding. We believe the relationship with our employees is good. We expect to hire sub-contractors to install hardware nationwide when applicable.

Facilities

Our facilities are located at 5770 Roosevelt Blvd. Suite 510, Clearwater, FL,
33760 in approximately 1,000 square feet of office space with an annual lease of
$5,500 including utilities. Our phone number is (727) 533-8300 and our facsimile number is (727) 531-1303. We may also be reached via e-mail at info@globalbroadcastgroup.com. Our Corporate web site is located at
http://www.GlobalBroadcastGroup.com.

Web Site

Our current web site URL is http://www.globalbroadcastgroup.com. The web site will promote our business and will explain the procedures utilized by the
Company. The site is hosted at a Florida-based Internet service provider on a
Cobalt model Raq 3 server running the Red Hat Linux operating system. A major telephone company supplies the Internet connection and backup is done automatically once per day.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis of GBG's financial condition and results of its operations for the year ended December 31, 2002 should be read in conjunction with our financial statements included elsewhere herein.

When used in the following discussions, the words "believes," "anticipates,"
"intends," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause results to differ materially from those projected.

Company Activities

GBG (formerly known as Galli Process, Inc.) was incorporated on October 31, 2000 under the laws of the state of Delaware. Galli Process, Inc. changed to the current name on February 7, 2002.

We are in the development stage and have developed an innovative advertising and informational platform that incorporates satellite and Internet-based technology. The platform enables advertisers and businesses to promote their products and services on television sets and electronic displays in retail stores, hotels, offices, high traffic areas and other facilities. Programming will consist of short format, full motion video such as music videos, video ads and short infomercials designed to entertain, inform and educate consumers. To date, GBG the Company has received only limited revenues from operations.

We have reported net losses since the date of inception (October 31, 2000)
through December 31, 2002 of $628,088. As a result, there is an accumulated deficit of $628,088 at December 31, 2002.

Liquidity and Capital Resources

As reflected in the Consolidated State of Cash Flows for 2002, $0.4 million of cash was used by operating activities. $0.2 million was provided by investing activities. Of this amount, $0.1 million was from a contribution of a shareholder, $0.2 million was from the issuance of a note payable and $0.1 million was from the issuance of common stock. This was offset by $0.2 million used to repurchase common stock.

Due to the lack of any significant revenues, GBG has relied upon proceeds realized from the private sale of its common stock, cash contributions from shareholders and the issuance of a note payable to meet its funding requirements. Funds raised by GBG have been expended primarily in connection with the costs to acquire Galli Process, Inc. and administrative costs.

During the next 12 months, GBG expects that it will spend between $200,000 and
$250,000 on operating expenses. The more significant expenses are management fees, salaries, marketing, professional fees and insurance. As of December 31,
2002, GBG had cash on hand of $1,462. GBG plans to use its existing financial resources, the proceeds from the sale of additional common stock, as needed, and shareholder infusion of cash, as needed, to fund its operating expenses during this period. In addition, GBG is currently utilizing a Private Placement
Memorandum seeking $2,000,000 in capital to fund operations and initial acquisitions. As of March 10, 2003, there have been no units sold. Our shareholders have committed the $200,000 to $250,000 needed during the next twelve months to fund operations if funding is not available from any other sources. There is no formal agreement for our shareholders to provide this funding.

A note payable in the amount of $150,000 is due in full, together with accrued interest in September 2003. It is anticipated that if GBG does not have the cash to pay the note in full, that the common stock which serves as collateral for the note will be given to the holder of the note in full payment.

Other than funding its operating expenses, GBG does not have any material capital commitments.

Plan of Operation

We have completed the development of our product and we have been in the process of marketing it to companies that market to our target industries as well as the companies in the industries that can best benefit from our product. We have modified our products to serve national accounts and have streamlined our entertainment package so it can be marketed to various age groups. We have been finding that most potential customers want to work with a public reporting company. We anticipate that within six months of becoming a public reporting company, we will begin to generate revenues.

During the next 12 months we  will take the following steps to market our product:

        o   We will visit with national hotel chains embracing new technologies
        o   We will seek independent representative who will sell directly to our target audience
        o   We will joint venture with the larger companies supplying TV sets and TV services to hotels and commercial companies
        o   We will continue to develop new uses for our product
        o   We will continue to explore opportunities to acquire companies that would be synergistic with our business and that would provide a positive cash flow to GBG, however, no negotiations have reached the probable stage.

To date, we have uncovered new and expanded uses in the medical field where high speed connections are required  and we can send information from remote areas to medical facilities with trained specialists via satellite.

The above work will not require any additional working capital as it will be performed by employees and consultants accounted for in the operating expenses described above.

Until GBG receives adequate outside financing to fund its capital commitments, its operations will be limited to those that can be effected through the proceeds from the sale of additional common stock and shareholder infusion of cash.

During this 12 month period, GBG does not anticipate hiring more than two employees.

Application of Critical Accounting Policies

GBG's financial statements and accompanying notes are prepared in accordance with generally accepted accounting principals in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. The critical accounting policy for GBG currently is revenue recognition.

GBG recognizes revenue in accordance with Staff Accounting Bulletin No. 101,
"Revenue Recognition in Financial Statements." We will recognize revenue when realized or realizable and earned, which is when the following criteria are met:
persuasive evidence of arrangement exists; delivery has occurred; the sales price is fixed and determinable; and collectibility is reasonably assured. We will provide for the estimated costs of warranties and reduce revenue for estimated returns.

For sales related to services, GBG will recognize revenue upon the completion of the installation of all equipment necessary to provide the satellite transmission services. The fees that will be billed monthly to these customers will then be recognized on a monthly basis after the services have been provided. We will only recognize our portion of any such services that relate to a revenue sharing agreement.

For equipment sales, revenue will be recognized when the equipment is shipped to the customer.

For equipment leases, rental revenue will be recognized as earned over the term of the lease.

Recently Issued Accounting Standards

In April 2002, the Financial Accounting Standards Board issued FASB Statement
No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB
Statement No. 13, and Technical Corrections (SFAS 145). SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Opinion 30. Applying the provisions of
Opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual and infrequent and therefore met the criteria for classification as an extraordinary time. SFAS 145 also requires that modifications to a capital lease that make it an operating lease be accounted for, as applicable, in accordance with FASB Statement No. 98,
Accounting for Leases, or FASB Statement No. 28, Accounting for Sales with
Leasebacks. SFAS 145 is required to be applied in fiscal years beginning after
May 15, 2003 and to provisions relating to modifications of a capital lease that make it an operating lease as of May 15, 2002. Upon adoption of SFAS 145, gains and losses on debt extinguishment that have been shown on the income statement as extraordinary items in prior periods should be reclassified, unless they meet the criteria for extraordinary status per Opinion 30. We do not anticipate that the adoption of SFAS 145 will have any material impact on the financial statements.

In June 2002, the Financial Accounting Standards Board issued FASB Statement No.
146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS
146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue
No. 94-3, Liability Recognition for Certain Employee Termination Benefits and
Other Costs to Exit an Activity (including Certain Costs Incurred in a
Restructuring). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 applies to all exit or disposal activities initiated after December 31, 2002. We do not anticipate that the adoption of SFAS 146 will have any material impact on the financial statement.

Recent Developments

GBG intends to grow through acquisitions and is currently in negotiations with companies in the medical diagnostics and treatment fields. No definitive agreements have been entered as of the date of this filing nor are we closer than not to reaching an agreement.

Additional Information

GBG intends to provide an annual report to its security holders and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

GBG will, as a result of this filing, become subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and, in
accordance with the Securities and Exchange Commission (the "Commission"), such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street NW,
Washington, D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite
1400, Chicago, Illinois 60661; and 5670 Wilshire Boulevard, Los Angeles,
California 90036. Copies of such material can be obtained from the Public
Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street NW,
Washington, D.C. 20549, at prescribed rates. For further information, the
Commission maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at
www.sec.gov.

ITEM 3.    DESCRIPTION OF PROPERTY

We maintain our principal business operations at 5770 Roosevelt Boulevard, Suite
501, Clearwater, Florida 33760. Our telephone number is (727) 533-8300. We lease approximately 1,000 square feet with an annual lease of $5,500 including utilities.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 30, 2002, with respect to the beneficial ownership of common stock by each person who, to the knowledge of GBG, beneficially owned or had the right to acquire more than
5% of the outstanding common stock; each director of GBG; and all executive officers and directors of GBG as a group:

                                       10

------------------ --------------------------------------------- ------------------------ --------------------

      Title of                  Name and Address of                     Number of          Percent of Class
        Class                   Beneficial Owner (1)                     Shares                   (2)
------------------ --------------------------------------------- ------------------------ --------------------

       Common                        Sam Winer
                          5770 Roosevelt Blvd., Suite 510
                                Clearwater, FL 33760                     3,781,501                      35%
------------------ --------------------------------------------- ------------------------ --------------------

       Common                      James Goodman
                                  1851 Juanita Ct.
                                Clearwater, FL 33764                        50,000                       *
------------------ --------------------------------------------- ------------------------ --------------------

       Common                     Michael D. Rocha
                          5770 Roosevelt Blvd., Suite 510
                                Clearwater, FL 33760                        50,000                       *
------------------ --------------------------------------------- ------------------------ --------------------

       Common          All officers and directors as a group             3,881,501                      36%
------------------ --------------------------------------------- ------------------------ --------------------

                * Less than 1% of the shares deemed outstanding.

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote or to direct the voting of a security or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct the disposition of a security)
(2) Figures are rounded to the nearest percentage.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, CONTROL PERSONS

The following table sets forth the names and positions with GBG and ages of the executive officers and directors of GBG. Directors will be elected at our annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are at the discretion of the Board, except to the extent governed by employment contract.

----------------- --------- ------------------------------------------------- ---------------
     Name            Age                        Title                          Director Since
----------------- --------- ------------------------------------------------- ---------------
    Sam Winer        64     Chief Executive Officer, Chairman and Secretary        2002
----------------- --------- ------------------------------------------------- ---------------
  James Goodman      57                 Vice President, Director                   2002
----------------- --------- ------------------------------------------------- ---------------
Michael D. Rocha     31                 Vice President, Director                   2002
----------------- --------- ------------------------------------------------- ---------------

Duties, Responsibilities and Experience

Sam Winer - Chief Executive Officer, Secretary and Chairman of the Board

Mr. Winer has been Chief Executive Officer, Secretary and Chairman of the Board
of GBG since January of 2002. From 1985-1996 he was President of American
Capital Group, Inc., a financial consulting and investment banking firm specializing in raising capital for start-up companies and real estate projects.
From 1996 until the present he has been the President of Global Music Network
LLC, a company that he founded. Global Music produces TV programming featuring music videos and has been seen in over 70 million homes. Mr. Winer was also one of the Founders of eView Technologies, a company in the outdoor billboard industry that replaces static billboards with LED displays that are transmitted by satellite. He is a member of the National Association of Television
Programming Executives and holds a Bachelors Degree from the Pennsylvania State
University.

                                       11

James Goodman - Vice President and Director

Mr. Goodman has been Vice President and Director of GBG since September of 2002.
Mr. Goodman is a television management executive having most recently developed
TV station KWBM-TV (WB31) in Springfield, MO from start-up to on-air status.
He continued to manage the station until 2002, when it was sold. From 1989 to
1996, Mr. Goodman directed construction of Home Shopping Network's first full power TV station and also managed all production and financial aspects for the launch of Home Shopping Network's 24 hour infomercial channel. In 1998, he managed all aspects of a talk show pilot for PAX TV network and created a cable sales interconnect for the Miami area. In addition, he developed and introduced a Spanish language cable channel which won multiple national Cable ACE awards.
From 1967 until 1980 he directed the production of the Sally Jessy Raphael Show.
Prior TV experience includes managing all aspects of the construction of a state of the art broadcast facilities at the University of Miami and served on the
Board of the Florida Chapter of the National Academy of Television Arts and
Sciences.

Michael D. Rocha - Vice President and Director

Mr. Rocha has been a Vice President and Director of GBG since September of 2002.
From 1990 to present, Mr. Rocha successfully built and operated Keyframe, Inc., a television production company specializing in content for large video screens.
Keyframe has five offices across the US which employ over 70 talented artists, engineers and programmers. In 2001, Keyframe became a division of Daktronics,
Inc., where Mr. Rocha has continued to run the Keyframe division. From 1994 to
1999, Mr. Rocha served as the Electronic Information Specialist for Tampa Bay
Lightning, maintaining a network of over 60 computers. In 2001, Mr. Rocha was selected to direct the large screen video for the Super Bowl in Tampa Florida.
In 2002, Mr. Rocha served as the Director of Video at the Soldier Hollow venue for the 2002 Olympic Games in Salt Lake City, Utah.

ITEM 6. EXECUTIVE COMPENSATION

Annual Compensation

The following table sets forth certain information regarding the annual and long-term compensation for services in all capacities to GBG for the prior fiscal years ended December 31, 2002, 2001 and 2000 of those persons who were either the chief executive officer during the last completed fiscal year or one of the other four most highly compensated executive officers as of the end of the last completed fiscal year whose annual salary and bonuses exceeded $100,000.

                                         Annual Compensation
                                        ---------------------
Name and Principal Position             Year          Salary
----------------------------------      ----          -------
Sam Winer, Chief Executive Officer      2002          $61,000
                                        2001          $ 6,000
                                        2000          $     0
Compensation of Directors

All directors will be reimbursed for expenses incurred in attending Board or committee meetings. Directors do not receive any other compensation from GBG.
We have not entered into any employment agreements with Messrs. Winer, Goodman and Rocha.

                                       12

Stock Option Plan

No stock option plan has been instituted at this time. GBG may decide, at a later date, and reserves the right to, initiate such a plan as deemed necessary by the Board.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During September 2002, the Company entered into a loan agreement with a former stockholder of the Company in the amount of $150,000. The note is secured by two promissory notes and 150,000 restricted shares of the Company's common stock.
The notes bear interest at 8% per annum. The notes are due in full, together with accrued interest, in September 2003.

ITEM 8. DESCRIPTION OF SECURITIES

GBG's Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, $.001 par value per share, of which 10,757,871 shares are outstanding as of September 30, 2002.

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the
Board of Directors in its discretion, from funds legally available therefor. In the event of liquidation, dissolution or winding up of GBG, the holders of shares of common stock are entitled to share, pro rata, all assets remaining after payment in full of all liabilities.

Holders of common stock have no preemptive rights to purchase our common stock.
There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

GBG is authorized to issue up to 1,000,000 shares of Preferred Stock, par value
$.001. The Preferred shares may be issued in one or more series, the terms and preferences of which may be determined by the Board of Directors without further action by shareholders.

Transfer Agent

The transfer agent for the common stock is Florida Atlantic Stock Transfer,
Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

                                       13

                                     PART II

ITEM 1.       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
              AND OTHER SHAREHOLDER MATTERS

Since our inception, we have not paid cash dividends on our common stock. It is the present policy of GBG not to pay cash dividends and to retain future earnings to support our growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of funds available therefor, our earnings, financial condition, capital requirements, and other factors which the Board of Directors deems relevant.

As of January 15, 2003, there were approximately 1,341 shareholders of common stock of record.

ITEM 2.       LEGAL PROCEEDINGS

The Company is not a party to any material litigation.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There are no changes in or disagreements with accountants.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES

On February 25, 2001, Galli Process, Inc. issued 11,553,100 shares of its common stock to Galli Holding Co. for the benefit of the shareholders of Hydrox Sales
Corp, in exchange for certain securities of closely held companies and the funding of certain legal, accounting and organization costs. GBG recorded these shares at the fair value of the expenses paid as this was more readily determinable than the value of the stock.

Effective December 31, 2001, City View TV, Inc. acquired 5,897,790 shares of the common stock of Galli Process, Inc. (the controlling interest) from the controlling shareholders for a total purchase price of $150,000. City View TV,
Inc. had deposited $15,000 on the acquisition prior to December 31, 2001 and the balance of the purchase was paid in cash on January 10, 2002.

City View TV, Inc. issued 3,425,000 shares of its common stock at par value in exchange for services rendered and funding of certain organization costs paid by its shareholders during 2001.

GBG also raised capital through the issuance of 862,500 shares of its common stock to individuals at $1.00 per unit (three shares per unit) through private placements during 2001. The share and per share amounts reflect the 1 for 3 share reverse stock split that was effected on March 1, 2002 as part of the Plan of Merger with Global Broadcast Group, Inc. The shares may be resold in compliance with the provisions of Rule 144 of the Securities Act of 1933, as amended.

During 2002, GBG raised capital through the issuance of 333,500 shares of its common stock for $87,001.

In October 2002, GBG issued 640,000 shares of its common stock for services provided.

In December 2002, GBG issued 100,000 shares of its common stock to two members of the Board of Directors for services provided.

GBG currently intends to seek capital funding of $2,000,000. As of the date of this filing, no investment subscriptions have been received and accepted.

GBG's securities are not registered under the Securities Act of 1933, and, therefore, no offering may be made which would constitute a "public offering"
within the meaning of the Securities Act of 1933, unless the shares are registered pursuant to an effective registration statement under the Act. GBG is relying on exemptions provided for by Section 4(2) and/or Rule 506 of Regulation
D of the Securities Act of 1933, as amended.

The stockholders may not sell, transfer, pledge or otherwise dispose of the common shares of GBG in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

Each director and officer of this corporation shall be indemnified by the corporation against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to mattes as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

                                       14

                                    PART F/S

FINANCIAL STATEMENTS

The audited financial statements of the Company are prepared by and are the responsibility of management. Rotenberg & Co., LLP, Certified Public
Accountants, has provided and is responsible for their audit report on these financial statements and are located at 1870 Winton Road S, Suite 200,
Rochester, New York 14618. The financial statements required by Regulation S-X commence on page F/S 1 hereof in response to this Item of this Registration
Statement on Form 10-SB and are incorporated herein by this reference.

                                       15

                          GLOBAL BROADCAST GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            (A DELAWARE CORPORATION)
                               Clearwater, Florida

                       ___________________________________
                                FINANCIAL REPORTS
                                       AT
                                DECEMBER 31, 2002
                       ___________________________________

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

TABLE OF CONTENTS
________________________________________________________________________________

Independent Auditors' Report                                                 F-1

Consolidated Balance Sheets as of December 31, 2002 and 2001                 F-2

Consolidated Statements of Changes in Stockholders' Equity (Deficit)
  for the Period From the Date of Inception (October 31, 2000)
  through December 31, 2002 and 2001                                   F-3 - F-4

Consolidated Statements of Operations for the Two Years Ending
  December  31, 2002 and for the Period from the Date of Inception
  (October 31, 2000) through December 31, 2002                               F-5

Consolidated Statements of Cash Flows for the Two Years Ending
  December  31, 2002 and for the Period from the Date of Inception
  (October 31, 2000) through December 31, 2002                               F-6

Notes to Consolidated Financial Statements                            F-7 - F-12

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Global Broadcast Group, Inc.
(A Development Stage Company)
(A Delaware Corporation)
Clearwater, Florida

         We have audited the accompanying consolidated balance sheets of Global
Broadcast Group, Inc. (A Development Stage Company) (A Delaware Corporation) as
of December 31, 2002, and 2001, and the related consolidated statements of operations, consolidated changes in stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2002 and for the period from the date of inception (October 31, 2000) through December 31,
2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Broadcast
Group, Inc. (A Development Stage Company) (A Delaware Corporation) as of
December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2002 and for the period from the date of inception (October 31, 2000) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming
Global Broadcast Group, Inc. (A Delaware Corporation) will continue as a going concern. As discussed in Note I to the financial statements, the Company has incurred losses that have resulted in a retained deficit. This condition raises substantial doubt about the Company's ability to continue as a going concern.
Management's plans regarding this matter are described in Note I. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rotenbert & Company, llp
    Rotenberg & Company, llp
    Rochester, New York
     February 28, 2003

                                      F-1

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

CONSOLIDATED BALANCE SHEETS
_____________________________________________________________________ ________  ________

December 31,                                                           2002       2001
_____________________________________________________________________ ________  ________

ASSETS

Current Assets
Cash and Cash Equivalents                                             $  1,462  $240,614
Accounts Receivable                                                      1,160        -
_____________________________________________________________________ ________  ________

Total Current Assets                                                  $  2,622  $240,614
_____________________________________________________________________ ________  ________
_____________________________________________________________________ ________  ________

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable                                                      $ 27,029  $135,050
Accrued Interest Payable                                                 4,000        -
Notes Payable                                                          150,000        -
_____________________________________________________________________ ________  ________

Total Current Liabilities                                              181,029   135,050
_____________________________________________________________________ ________  ________

Stockholders' Equity
Common Stock - $.001 Par Value; 50,000,000 Shares Authorized,
               11,497,871 and 15,840,600 Shares Issued and
               Outstanding as of December 31, 2002 and 2001,
               respectively                                             11,498    15,841
Additional Paid-in Capital                                             438,183   386,839
Deficit Accumulated During Development Stage                          (628,088) (297,116)
_____________________________________________________________________ ________  ________

Total Stockholders' (Deficit) Equity                                  (178,407)  105,564
_____________________________________________________________________ ________  ________

Total Liabilities and Stockholders' Equity                            $  2,622  $240,614
_____________________________________________________________________ ________  ________
_____________________________________________________________________ ________  ________

The accompanying notes are an integral part of these financial statements.

                                       F-2

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) FOR THE
PERIOD FROM DATE OF INCEPTION (OCTOBER 31, 2000) THROUGH DECEMBER 31, 2002 AND 2001
_____________________________________________________________________________________________________________________
                                                                                              Deficit
                                                                     Common                 Accumulated
                                                                     Stock     Additional     During         Total
                                                       Number of     $.001       Paid-In    Development   Stockholders'
                                                        Shares      Par Value    Capital      Stage          Equity
_____________________________________________________ ___________  ___________  ___________  ___________  ___________

Balance - October 31, 2000                                     -   $        -   $        -   $        -   $        -
_____________________________________________________ ___________  ___________  ___________  ___________  ___________

Balance - December 31, 2000                                    -            -            -            -            -

Common Stock Issued in Exchange for Services and
  Expenses Paid by Shareholders (Galli)                11,553,100       11,553          202           -        11,755

Common Stock Issued in Exchange for Services and
  Expenses Paid by Shareholders (City View)             3,425,000(1)     3,425           -            -         3,425

Common Shares Issued for Cash - Private Placement
  (City View)                                             862,500(1)       863      286,637           -       287,500

Capital Contribution - Shareholder                             -            -       100,000           -       100,000

Net Loss for the Period                                        -            -            -      (297,116)    (297,116)
_____________________________________________________ ___________  ___________  ___________  ___________  ___________

Balance - December 31, 2001                            15,840,600  $    15,841  $   386,839  $  (297,116) $   105,564
_____________________________________________________ ___________  ___________  ___________  ___________  ___________
                                                                                                                                                             - continued -
(1) Shares issued and outstanding have been adjusted to reflect the Plan of Merger effected on March 1, 2002

   The accompanying notes are an integral part of these financial statements.

                                       F-3

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) FOR THE
PERIOD FROM DATE OF INCEPTION (OCTOBER 31, 2000) THROUGH DECEMBER 31, 2002 AND 2001 - continued
_____________________________________________________ ___________  ___________  ___________  ___________  ___________

                                                                                                                                                                                                                                      Deficit
                                                                     Common                 Accumulated
                                                                     Stock     Additional     During         Total
                                                       Number of     $.001       Paid-In    Development   Stockholders'
                                                        Shares      Par Value    Capital      Stage          Equity
_____________________________________________________ ___________  ___________  ___________  ___________  ___________

Balance - December 31, 2001                            15,840,600  $    15,841  $   386,839  $  (297,116) $   105,564

Common Shares Issued for Cash - Private Placement
  (City View)                                              66,000           66       21,934           -        22,000

Common Shares Issued for Cash - Private Placement
  (Global Broadcast)                                      267,500          268       64,733           -        65,001

Shares Issued for Services                                640,000          640        5,360           -         6,000

Shares Issued to Directors for Services                   100,000          100        3,900           -         4,000

Shares Purchased                                       (5,416,229)      (5,417)    (144,583)          -      (150,000)

Capital Contribution - Shareholder                             -            -       100,000           -       100,000

Net Loss for the Period                                        -            -            -      (330,972)    (330,972)
_____________________________________________________ ___________  ___________  ___________  ___________  ___________

Balance - December 31, 2002                            11,497,871  $    11,498  $   438,183  $  (628,088) $  (178,407)
_____________________________________________________ ___________  ___________  ___________  ___________  ___________
_____________________________________________________ ___________  ___________  ___________  ___________  ___________

   The accompanying notes are an integral part of these financial statements.

                                       F-4

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

CONSOLIDATED STATEMENTS OF OPERATIONS
______________________________________________________________________________________________

                                                Period From
                                              Date of Inception
                                             (October 31, 2000)     Years Ended December 31,
                                                 Through           ___________________________
                                             December 31, 2002       2002              2001
______________________________________________________________________________________________

Revenues                                      $       500          $      500       $       -
______________________________________________________________________________________________
Expenses
Commissions                                        11,250               9,000            2,250
General and Administrative                         20,715              13,895            6,820
Insurance                                          33,130              25,151            7,979
Interest                                            4,000               4,000               -
Investment Banker                                  35,000              35,000               -
Management Fees                                   149,392              91,392           58,000
Marketing                                          16,000              16,000               -
Organizational Costs                              164,853                  -           164,853
Payroll Taxes                                       5,902               3,860            2,042
Production Equipment                               24,257              19,767            4,490
Professional Fees                                  55,377              42,228           13,149
Rent                                                7,398               5,484            1,914
Salaries                                           76,628              49,932           26,696
Telephone                                          10,076               7,768            2,308
Transfer Agent Fees                                 2,385               2,385               -
Travel                                             12,226               5,611            6,615
______________________________________________________________________________________________

Total Expenses                                    628,588             331,472          297,116
______________________________________________________________________________________________

Loss Before Provision for Taxes                  (628,088)           (330,972)        (297,116)

Provision for Taxes                                    -                   -                -
______________________________________________________________________________________________

Net Loss for the Period                       $  (628,088)         $ (330,972)      $ (297,116)
______________________________________________________________________________________________
______________________________________________________________________________________________

Net Loss per Common Share - Basic and Diluted $     (0.05)         $    (0.02)      $    (0.02)
______________________________________________________________________________________________
______________________________________________________________________________________________
Weighted Average Common Shares Outstanding -
        Basic and Diluted                      12,994,075           14,332,952       13,434,710
______________________________________________________________________________________________
______________________________________________________________________________________________

   The accompanying notes are an integral part of these financial statements.

                                       F-5

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

CONSOLIDATED STATEMENTS OF CASH FLOWS
_________________________________________________________________________________________________

                                                 Period From
                                               Date of Inception
                                              (October 31, 2000)     Years Ended December 31,
                                                   Through
                                              December 31, 2002       2002               2001
_________________________________________________________________________________________________

Cash Flows from Operating Activities
Net Loss for the Period                       $   (628,088)        $ (330,972)        $ (297,116)

Non-Cash Adjustments
Organizational Costs                                14,853                 -              14,853
Franchise Taxes and Filing Fees                        202                 -                 202
Contributed Services                                   125                 -                 125
Shares Issued for Services                          10,000             10,000                 -

Changes in Assets and Liabilities:
Accounts Receivable                                 (1,160)            (1,160)                -
Accounts Payable                                    27,029           (108,021)           135,050
Accrued Interest Payable                             4,000              4,000                 -
_________________________________________________________________________________________________

Net Cash Flows from Operating Activities         (573,039)           (426,153)          (146,886)
_________________________________________________________________________________________________

Cash Flows from Financing Activities
Contribution by Shareholder                       200,000             100,000            100,000
Proceeds from the Issuance of Note Payable        150,000             150,000                 -
Proceeds from the Issuance of Common Stock        374,501              87,001            287,500
Common Stock Repurchased                         (150,000)           (150,000)                -

_________________________________________________________________________________________________

Net Cash Flows from Financing Activities          574,501             187,001            387,500
_________________________________________________________________________________________________

Net Change in Cash and Cash Equivalents             1,462            (239,152)           240,614

Cash and Cash Equivalents - Beginning of Period        -              240,614                 -
_________________________________________________________________________________________________
Cash and Cash Equivalents - End of Period         $ 1,462           $   1,462          $ 240,614
_________________________________________________________________________________________________
_________________________________________________________________________________________________
Supplemental Disclosures
_________________________________________________________________________________________________
_________________________________________________________________________________________________

Interest Paid                                     $    -            $      -           $      -
Income Taxes Paid                                 $    -            $      -           $      -
_________________________________________________________________________________________________
_________________________________________________________________________________________________

Non-Cash Financing Activities
_________________________________________________________________________________________________
_________________________________________________________________________________________________

Organizational Costs Paid by Shareholders
    in Exchange for Common Stock Issued           $14,853           $      -          $   14,853

Franchise Taxes Paid by Shareholder               $   202           $      -          $      202
_________________________________________________________________________________________________
_________________________________________________________________________________________________

   The accompanying notes are an integral part of these financial statements.

                                      F-6

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
________________________________________________________________________________

Note A -   The Company
           The Company was incorporated under the laws of the State of Delaware on October 31, 2000 as Galli Process, Inc. Galli Process, Inc did not
           have operating activities prior to the merger with City View TV, Inc.
           Effective February 7, 2002, Galli Process, Inc. changed its name to
           Global Broadcast Group, Inc.

           Effective December 31, 2001, Galli Process, Inc. became a majority owned subsidiary of City View TV, Inc. (A Florida Corporation). On
           March 1, 2002, pursuant to a plan of merger, City View TV, Inc. (a
           Florida Corporation) merged into Global Broadcast Group, Inc.
           (formerly Galli Process, Inc.). The shareholders of City View TV,
           Inc. converted 3 shares of City View TV, Inc. stock into 1 share of the surviving corporation (Global Broadcast Group, Inc.). There was no change to the business, management, location, policies or the consolidated assets and liabilities of City View TV, Inc. Global
           Broadcast Group, Inc. (a Delaware Corporation) ("The Company") is the
           surviving corporation effective on the date of the merger.

           The transaction was accounted for as a recapitalization, resulting in the historical operations of City View TV, Inc. being the historical operations of Global Broadcast Group, Inc. Accordingly, the accompanying financial statements have been restated to reflect the financial position, results of operations, and cash flows for all periods presented as if the recapitalization had occurred at the beginning of the earliest period presented.

           Scope of Business
           The Company's principal business activity is marketing its advertising and informational platform that incorporates satellite and internet-based technology. The Company is currently in the development stage.

Note B -   Nature of Operations and Summary of Significant Accounting Policies
           Method of Accounting
           The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

           Use of Estimates
           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

           Reclassifications
           Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

           Cash and Cash Equivalents
           Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

                                                                  - continued -

                                      F-7

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
________________________________________________________________________________

Note B -   Nature of Operations and Summary of Significant Accounting Policies - continued

           Development Stage
           The Company has operated as a development stage enterprise since its inception by devoting substantially all of its efforts to financial planning, raising capital, research and development, and developing markets for its products. Accordingly, the financial statements of the Company have been prepared in accordance with the accounting and reporting principles prescribed by Statement of Financial Accounting
           Standards No. 7, "Accounting and Reporting by Development Stage
           Enterprises," issued by the Financial Accounting Standards Board.

           The Company was inactive from October 31, 2000 through March 31,
           2001. Activities began on or about April 1, 2001.

           Concentrations of Credit Risk
           Financial instruments which potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits. Cash is placed primarily in high quality short-term interest bearing financial instruments.

           Revenue Recognition
           Production revenue recognized for the year ended December 31, 2002 represented a commercial production and was recorded upon completion of such production.

           The Company intends to have sales of the following in the future:
           services under revenue sharing agreements, services with no revenue sharing and equipment sales and leases. The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed and determinable; and collectibility is reasonably assured. At the time revenue is recognized, the Company provides for the estimated costs of warranties and reduces revenue for estimated returns.

           For the sales related to services, the Company will recognize revenue upon the completion of the installation of all equipment necessary to provide the satellite transmission services. The fees that will be billed monthly to these customers will then be recognized on a monthly basis after the services have been provided. The Company will only recognize their portion of any such services that relate to a revenue sharing agreement.

           For the equipment sales, revenue will be recognized when the equipment is shipped to the customer.

           For the equipment leases, rental revenue will be recognized as earned over the term of the lease.

                                                                  - continued -

                                      F-8

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
________________________________________________________________________________

Note B -   Nature of Operations and Summary of Significant Accounting Policies - continued

           Net Income (Loss) Per Common Share
           Net income (loss) per common share is computed in accordance with
           SFAS No. 128, "Earnings Per Share". Basic earnings per common share is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each period. Diluted earnings per common share is calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options, warrants and convertible securities. Diluted earnings per share is the same as basic earnings per share for all of the periods presented since the effect of the conversion of the debentures and the stock options and awards granted would have an anti-dilutive effect on earnings per share.

           Income Taxes
           The Company accounts for income taxes in accordance with SFAS No. 109,
           "Accounting for Income Taxes," using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amountsand the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carryforwards. Deferred income tax expense represents the change in net deferred assets and liability balances.

           Financial Instruments
           The Company's financial instruments consist of cash, accounts receivable, accounts payable, and notes payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

           Recently Issued Accounting Standards
           In April 2002, the Financial Accounting Standards Board issued FASB
           Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64,
           Amendment of FASB Statement No. 13, and Technical Corrections (SFAS
           145). SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Opinion 30. Applying the provisions of opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual and infrequent and therefore meet the criteria for classification as an extraordinary item. SFAS
           145 also requires that modifications to a capital lease that make it an operating lease be accounted for, as applicable, in accordance with FASB Statement No. 98, Accounting for Leases, or FASB Statement
           No. 28, Accounting for Sales with Leasebacks. SFAS 145 is required to be applied in fiscal years beginning after May 15, 2002 and to provisions relating to modifications of a capital lease that make it an operating lease as of May 15, 2002. Upon adoption of SFAS 145, gains and losses on debt extinguishment that have been shown on the income statement as extraordinary items in prior periods should be reclassified, unless they meet the criteria for extraordinary status per Opinion 30. Management does not anticipate that the adoption of
           SFAS 145 will have any material impact on the financial statements.

                                                                  - continued -

                                       F-9

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
________________________________________________________________________________

Note B -   Nature of Operations and Summary of Significant Accounting Policies - continued

           Recently Issued Accounting Standards - continued

           In June 2002, the Financial Accounting Standards Board issued FASB
           Statement No. 146, Accounting for Costs Associated with Exit or
           Disposal Activities (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3,
           Liability Recognition for Certain Employee Termination Benefits and
           Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 applies to all exit or disposal activities initiated after December 31, 2002. Management does not anticipate that the adoption of SFAS 146 will have any material impact on the financial statement.

Note C -   Related Party Transactions
           From September 1, 2001 through December 31, 2001, the Company paid monthly management fees to Global Music Network, LLC ("GMN") in the amount of $8,000. Fees paid in accordance with this management agreement were $0, $32,000 and $32,000 for the periods ended December
           31, 2002, 2001 and the period from date of inception (October 31,
           2000) through December 31, 2002, respectively.

           GMN also paid monthly operating expenses for the Company from August
           2001 through November 2001 that were reimbursed by the Company on a monthly basis. These expenses and reimbursements amounted to $46,330 in 2001.

           One of the directors of the Company is a shareholder of GMN.

           The Company paid consulting fees to Ed Berkhof Management Inc. in the amount of $30,392, $20,000 and $50,392 for the periods ended December
           31, 2002, 2001 and the period from date of inception (October 31,
           2000) through December 31, 2002, respectively. Ed Berkhof was the former President of the company.

           The Company paid management fees to Sam Winer, Chairman, Chief
           Executive Officer and Secretary of the Company, for services provided in the amount of $61,000, $6,000 and $67,000 for the periods ended
           December 31, 2002, 2001 and the period from date of inception
           (October 31, 2000) through December 31, 2002, respectively.

Note D -   Income Taxes
           At December 31, 2002 and 2001, the Company had approximately $628,000 and $331,000, respectively, of net operating losses available for
           Federal tax purposes, which are available to offset future taxable income. The net operating loss carry forwards begin to expire in
           2021. The Company has fully reserved for any future tax benefits from the net operating loss carry forwards since it has not generated any revenues to date. The Company has no other material deferred tax assets or liabilities for the periods presented.

                                      F-10

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
________________________________________________________________________________

Note E -   Common Stock
           On February 25, 2001 Galli Process, Inc. issued 11,553,100 shares of its common stock to Galli Holding Co. for the benefit of the shareholders of Hydrox Sales Corp. in exchange for certain securities of closely held companies and the funding of certain legal, accounting and organization costs. The Company recorded these shares at the fair value of the expenses paid as this was more readily determinable than the value of the stock.

           Effective December 31, 2001 City View TV, Inc. acquired 5,897,790 shares of the common stock of Galli Process, Inc. (the controlling interest) from the controlling shareholders for a total purchase price of $150,000. City View TV, Inc. had deposited $15,000 on the acquisition prior to December 31, 2001 and the balance of the purchase was paid in cash on January 10, 2002. The Company has expensed the acquisition as part of the corporate reorganization as of December 31, 2001. The acquisition agreement did not require Galli to include its holdings of shares of various closely held companies.

           City View TV, Inc. issued 3,425,000 shares of its common stock at par value in exchange for services rendered and funding of certain organization costs paid by its shareholders during 2001.

           The Company also raised capital through the issuance of 862,500 shares of its common stock to individuals at $1.00 per unit (3 shares per unit) through private placements during 2001. The share and per share amounts reflect the 1 for 3 share reverse stock split that was effected on March 1, 2002 as part of the Plan of Merger with Global
           Broadcast Group, Inc.

           During 2002, the Company raised capital through the issuance of
           333,500 shares of its common stock for $87,001.

           In October 2002, the Company issued 640,000 shares of its common stock for services provided. The Company charged operations in 2002 for $6,000 for the fair value of services rendered and charged common stock and additional paid-in capital for $640 and $5,360,
           respectively.

           In December 2002, the Company issued 100,000 shares of its common stock to two members of the Board of Directors for services provided.
           The Company charged operations in 2002 for $4,000 for the fair value of services rendered and charged common stock and additional paid-in capital for $100 and $3,900, respectively.

           The Company's Securities are not registered under the Securities Act of 1933 and, therefore, no offering may be made which would constitute a "Public Offering" within the meaning of the United
           States Securities Act of 1933, unless the shares are registered pursuant to an effective registration statement under the Act.

           The stockholders may not sell, transfer, pledge or otherwise dispose of the common shares of the company in the absence of either an effective registration statement covering said shares under the 1933
           Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

                                      F-11

GLOBAL BROADCAST GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Clearwater, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
________________________________________________________________________________

Note F -   Notes Payable
           During September 2002, the Company entered into a loan agreement with a former stockholder of the Company in the amount of $150,000. The note is secured by two promissory notes and 150,000 restricted shares of the Company's common stock. The notes bear interest at 8% per annum. The notes are due in full, together with accrued interest, in
           September 2003.

Note G -   Stock Repurchase
           During the year ended December 31, 2002, the Company repurchased
           5,416,229 shares of Global Broadcast Group, Inc. common stock from two of the Company's stockholders at an aggregate sum of $150,000.
           The stock repurchase was paid with funds obtained from the notes payable described in Note F above.

Note H -   Lease Arrangements
           The Company leases office space on a month to month basis. Rent expense under operating lease was $5,484, $1,914, and $7,398 for the periods ended December 31, 2002, 2001 and the period from date of inception (October 31, 2000) through December 31, 2002, respectively.

Note I -   Going Concern
           The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has reported net losses of $628,088 through
           December 31, 2002. As a result, there is an accumulated deficit of
           $628,088 at December 31, 2002.

           The Company's continued existence is dependent upon its ability to raise capital or to successfully market and sell its products. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

                                      F-12

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

    2             Agreement and Plan of Merger Agreement¹

    3             3.1      Certification of Incorporation¹
                  3.2      Certification of Amendment¹
                  3.3      Authorization to Transact Business in Florida¹
                  3.4      By-Laws¹

    4             Instruments defining the rights of holders (refer to exhibit 3)

    9             Voting Trust agreement (not applicable)

   10             Material contracts (not applicable)

   11             Statement re: Computation of per share earnings (not applicable)

   21             Subsidiary of the Registrant (not applicable)

   24             Power of Attorney (not applicable)

   99             Additional Exhibits

__________________________

1.   Incorporated by reference to our Registration Statement on Form 10-SB filed
     January 17, 2003, file number 0-50155

                                       16

SIGNATURE PAGE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2003                        Global Broadcast Group, Inc.

                                            By:   /s/ Sam Winer
                                                  ------------------------------
                                                      Sam Winer, CEO
                                                      (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange act of 1934, this registration statement has been signed below by the followings persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: April 10, 2003                        By:   /s/ Sam Winer
                                                  ------------------------------
                                                      Sam Winer, Chairman

Date: April 10, 2003                        By:   /s/ James Goodman
                                                  ------------------------------
                                                      James Goodman, Director

Date: April 10, 2003                        By:  /s/ Michael D. Rocha
                                                 -------------------------------
                                                     Michael D. Rocha, Director